	Exhibit 99(a)
Household Home Equity Loan Trust 2002-1

Original Principal Class A	900,771,000.00
Number of Class A Bonds (000's)	900,771.00
Original Principal Class M	112,596,000.00
Number of Class M Bonds (000's)	112,596.00
		Sum of 1/21/2003 to
Distribution Date		to 12/20/2003

		Total 2003
CLASS A
Class A Principal Distribution		335,010,730.85
Class A Interest Distribution		7,543,654.90

CLASS M
Class M Principal Distribution		41,876,201.90
Class M Interest Distribution		1,205,160.59